EXHIBIT (a)(1)(v)
Form of E-mail Communication

To:	Certain Eligible Mellanox Employees and Contractors
From:	TenderOffer@Mellanox.com

Re:	Reminder of Expiration of Offer to Exchange
     The Mellanox Technologies, Ltd. offer to exchange certain outstanding options for a number of replacement options according to an exchange ratio (referred to as the “Offer”) is still currently open. Please note that the Offer will expire at 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) unless we extend the Offer.
     According to our records, you have not yet submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. Election Forms and other documents relating to the Offer (including instructions) are available on the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php.
     If you are not able to submit your Election Form electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), a properly signed and completed Election Form must be received by no later than 9:00 p.m. U.S. Pacific Time on April 21, 2009 (6:00 a.m. Israeli Time on April 22, 2009) to Matthew Gloss, Vice President of Legal Affairs, via facsimile at
1 + (408) 970-3403 or via hand delivery to Matthew Gloss, Vice President of Legal Affairs, Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085.
     The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and actually received by Matthew Gloss, Vice President of Legal Affairs, via facsimile at 1 + (408) 970-3403 or via hand delivery to Matthew Gloss, Vice President of Legal Affairs, Mellanox Technologies, Inc., 350 Oakmead Parkway, Suite 100, Sunnyvale, California 94085, by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Matthew Gloss, Vice President of Legal Affairs, via e-mail at TenderOffer@Mellanox.com.
     This notice does not constitute the Offer. The full terms of the Offer are described in (1) the Offer Information Document; (2) the e-mail from TenderOffer@Mellanox.com dated March 24, 2009; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; (6) the Agreement to Terms of Election; (7) the Global Plan; (8) the Global Plan Prospectus; (9) the form option agreements and (10) the Equity Edge Personal Summary dated as of March 24, 2009 attached to
e-mail from TenderOffer@Mellanox.com dated March 24, 2009.
     Documents not attached to the e-mail from TenderOffer@Mellanox.com dated March 24, 2009 may be accessed on the Offer website at http://portal.yok.mtl.com/system/misc/repricing.php or through the U.S. Securities and Exchange Commission’s website at:
http://idea.sec.gov/cgi-bin/browse-idea?action=getcompany&CIK=0001356104&owner=exclude&count=40.

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